SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



January 8, 2010

Our contact
Marianne Bergström

SEC Mail Processing Section
JAN 15 2010
Washington, DC
102

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published January 8, 2010.

Best regards,

Skanska AB



Marianne Bergström

SUPPL

Published	Item	Document name	Required by
January 8, 2010	Press Release	Skanska to build arts facility in the U.S. for USD 216 M, approximately SEK 1.7 billion	law and by the listing agreement with Stockholm Stock Exchange

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SKANSKA

Press Release

January 8, 2010
08:30 am CET

Skanska to build arts facility in the U.S. for USD 216 M, approximately SEK 1.7 billion

Skanska has been selected as the construction manager for a new arts facility for a client in the U.S. The contract amount is USD 216 M, approximately SEK 1.7 billion, which has been included in the order bookings for the fourth quarter.

The facility will comprise 200,000 square feet and work on the project began late last year. It will incorporate green design concepts to achieve LEED® certification from the United States Green Building Council.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries, including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information, please contact:

Nicole Didda, Vice President Communications, Skanska USA,
tel +1 917 438 4596.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the U.S. and Latin America. Skanska's sales in 2008 totaled SEK 144 M.